2007

CONSOLIDATED FINANCIAL STATEMENTS

AUDITORS’ REPORT

To the Unitholders of Paramount Energy Trust

We have audited the consolidated balance sheets of Paramount Energy Trust ("PET") as at December 31, 2007 and 2006 and the consolidated statements of earnings (loss) and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of PET's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2007 and 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of PET as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

KPMG LLP

Chartered Accountants

Calgary, Canada

March 7, 2008

MANAGEMENT’S REPORT

The consolidated financial statements of PET are the responsibility of Management and have been approved by the Board of Directors of the administrator of PET. These consolidated financial statements have been prepared by Management in accordance with generally accepted accounting principles (GAAP) in Canada and include amounts that are based on estimates and judgments.

Management has prepared Management’s Discussion and Analysis which is based on PET’s financial results prepared in accordance with Canadian GAAP. It compares PET’s financial performance in 2007 to 2006 and should be read in conjunction with the consolidated financial statements and accompanying notes.

Management is responsible for establishing and maintaining adequate internal control over PET’s financial reporting. Management believes that the system of internal controls that have been designed and maintained at PET provide reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements. The internal accounting control process includes Management’s communication to employees of policies which govern ethical business conduct.

Under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, Management conducted an evaluation of the effectiveness of PET’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment according to these criteria, Management concluded that PET’s internal control over financial reporting is effective as of December 31, 2007 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board of Directors has appointed an Audit Committee consisting of unrelated, non-management directors which meets at least four times during the year with Management and independently with each of the internal and external auditors and as a group to review any significant accounting, internal control and auditing matters in accordance with the terms of the charter of the Audit Committee as set out in the Annual Information Form. The Audit Committee reviews the consolidated financial statements and Management’s Discussion and Analysis before the consolidated financial statements are submitted to the Board of Directors for approval. The internal and external auditors have free access to the Audit Committee without obtaining prior Management approval.

With respect to the external auditors, KPMG LLP, the Audit Committee approves the terms of engagement and reviews the annual audit plan, the Auditors’ Report and results of the audit. It also recommends to the Board of Directors the firm of external auditors to be appointed by the unitholders.

The independent external auditors, KPMG LLP, have been appointed to audit and provide opinions on the consolidated financial statements and the effectiveness of PET’s internal control over financial reporting as at December 31, 2007, as stated in their Auditors’ Report and Report of Independent Registered Public Accounting Firm. KPMG LLP has provided such opinions.

/s/ Susan L. Riddell Rose

/s/ Cameron R. Sebastian

Susan L. Riddell Rose	Cameron R. Sebastian
President and Chief Executive Officer	Vice President, Finance and Chief Financial Officer
March 7, 2008

Paramount Energy Trust

Consolidated Balance Sheets

As at	December 31, 2007	December 31, 2006
($ thousands)

Assets
Current assets
Accounts receivable	$ 65,160	$ 43,446
Marketable securities (note 3)	1,069	-
Financial instruments (notes 2 and 12)	18,447	21,355
	84,676	64,801

Property, plant and equipment (notes 4 and 5)	1,097,338	699,853
Goodwill	29,129	29,129
Other assets (note 3)	-	8,419
Financial instruments (notes 2 and 12)	1,564	3,562
	$ 1,212,707	$ 805,764

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 48,754	$ 43,236
Distributions payable	10,956	17,037
Mortgage (note 4)	-	5,734
Bank debt (note 7)	-	222,923
	59,710	288,930

Long term bank debt (note 7)	342,190	-
Gas over bitumen royalty adjustments (note 15)	59,593	45,354
Asset retirement obligations (note 11)	194,132	109,437
Convertible debentures (note 8)	224,135	157,391
Non-controlling interest (note 6)	2,012	1,939

Unitholders’ equity
Unitholders’ capital (note 9)	1,083,250	812,174
Equity component of convertible debentures (note 8)	7,338	4,527
Contributed surplus (note 10)	8,446	5,760
Deficit	(768,099)	(619,748)
	330,935	202,713
	$ 1,212,707	$ 805,764
See accompanying notes Basis of presentation: note 1 Commitments and contingencies: notes 12, 13 and 15

/s/ John W. Peltier John W. Peltier	/s/ Donald J. Nelson Donald J. Nelson
Director	Director

Paramount Energy Trust

Consolidated Statements of Earnings (Loss) and Deficit

	Year Ended December 31
	2007	2006
($ thousands except per Unit amounts)
Revenue
Oil and natural gas	$ 412,571	$ 401,635
Royalties	(64,854)	(65,976)
Realized gain on financial instruments (notes 2 and 12)	49,838	19,211
Unrealized gain (loss) on financial instruments (notes 2 and 12)	(35,438)	24,917
Gas over bitumen revenue (note 15)	3,064	14,887
	365,181	394,674

Expenses
Operating	102,639	83,973
Transportation costs	12,716	11,870
Exploration expenses	18,793	16,345
General and administrative (note 10)	28,957	19,972
Interest and other	21,357	11,710
Interest on convertible debentures	15,567	10,423
Gain on sale of property, plant and equipment (note 4)	(21,960)	-
Write-down of property, plant and equipment	-	58,727
Depletion, depreciation and accretion	220,168	199,239
	398,237	412,259
Earnings (loss) before income taxes	(33,056)	(17,585)
Future income tax (note 14)	-	-
Current taxes	-	(1,295)
	-	(1,295)
Net earnings (loss) before non-controlling interest	(33,056)	(18,880)
Non-controlling interest (note 6)	197	30
Net earnings (loss)	(32,859)	(18,850)

Deficit, beginning of year	(619,748)	(379,109)
Change in accounting policy (note 2)	30,337	-
Distributions declared	(145,829)	(221,789)
Deficit, end of year	(768,099)	(619,748)
Accumulated other comprehensive income	-	-
Deficit and accumulated other comprehensive income, end of the year	$ (768,099)	$ (619,748)

Earnings (loss) per Trust Unit (note 9(c))
Basic and diluted	$(0.33)	$(0.22)

Distributions per Trust Unit	$1.50	$2.64

See accompanying notes

Paramount Energy Trust

Consolidated Statements of Cash Flows

	Year Ended December 31
	2007	2006
($ thousands)
Cash provided by (used for)
Operating activities
Net earnings (loss)	$ (32,859)	$ (18,850)
Items not involving cash
Depletion, depreciation and accretion	220,168	199,239
Trust Unit-based compensation	4,287	3,337
Unrealized loss (gain) on financial instruments	35,438	(24,917)
Gain on sale of property, plant and equipment	(21,960)	-
Write-down on property, plant and equipment	-	58,727
Non-cash interest expense on convertible debentures	2,804	1,825
Loss on investment (note 3)	1,930	-
Non-controlling interest	(197)	(30)
Exploration expense	4,216	1,327
Gas over bitumen royalty adjustments	14,239	17,241
Gas over bitumen revenue	-	(13,677)
Expenditures on asset retirement obligations	(2,597)	(3,095)
Change in non-cash working capital	(2,532)	7,454
Cash flow provided by operating activities	222,937	228,581

Financing activities
Issue of Trust Units	248,996	13,936
Distributions to Unitholders	(125,374)	(198,974)
Issue of convertible debentures	72,000	95,626
Change in bank debt	119,267	60,903
Change in mortgage	(5,734)	(352)
Change in non-cash working capital	(7,747)	(2,903)
	301,408	(31,764)

	$ 524,345	$ 196,817

Investing activities
Acquisition of properties and corporate assets	(451,830)	(98,716)
Exploration and development expenditures	(106,924)	(125,828)
Proceeds on sale of property and equipment	46,408	17,689
Change in non-cash working capital	(11,999)	10,038
	$ (524,345)	$(196,817)

Change in cash	-	-
Cash, beginning of year	-	-
Cash, end of year	$ -	$ -

Interest paid	$ 32,804	$ 19,940
Taxes paid	-	$ 293

See accompanying notes

PARAMOUNT ENERGY TRUST

Notes to Consolidated Financial Statements

(dollar amounts in $ thousands Cdn except as noted)

1.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Paramount Energy Trust (“PET” or the “Trust”) is an unincorporated trust formed under the laws of the Province of Alberta pursuant to a trust indenture (“PET Trust Indenture”) dated June 28, 2002. The beneficiaries of PET are the holders of the Trust Units (“Trust Units” or “Units”) of PET (the "Unitholders").  PET was established for the purposes of issuing Trust Units and acquiring and holding royalties and other investments. The consolidated financial statements of PET consist of 100 percent ownership of Paramount Energy Operating Corp. (the "Administrator") and the beneficial interests of Paramount Operating Trust ("POT"). PET utilizes a calendar fiscal year for financial reporting purposes.

The Administrator was incorporated primarily to act as trustee of POT.  As trustee of POT, the Administrator will hold legal title to the properties and assets of POT on behalf of and for the benefit of POT and will administer, manage and operate the oil and gas business of POT.  In addition, the Administrator provides certain management and administrative services for PET and its trustee pursuant to a delegation of power and authority to it under the PET Trust Indenture.

The accompanying financial statements have been prepared by management of the Administrator (as agent for the trustee of PET) on behalf of PET in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

a)

Principles of consolidation  The consolidated financial statements include the accounts of the Trust and its subsidiaries, all of which are wholly-owned with the exception of Severo Energy Corporation (see note 6).

b)

Petroleum and natural gas operations  PET follows the successful efforts method of accounting for petroleum and natural gas operations.  Under this method, PET capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves.  Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, are charged to earnings as incurred.  Leasehold acquisition costs, including costs of drilling and equipping successful wells, are capitalized.  The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender.

Depletion and depreciation of petroleum and natural gas properties, including well development expenditures, production equipment, gas plants and gathering systems, are provided on the unit-of-production method based on estimated proved developed reserves of operational fields. Depletion and depreciation of acquisition costs are based on estimated total proved reserves of operational fields.

The net amount at which petroleum and natural gas costs on an operational field are carried is subject to a cost-recovery test annually or as economic events dictate.  An impairment loss is recognized when the carrying amount of the asset is greater than the sum of the expected undiscounted future cash flows. The amount of the impairment loss is calculated as the difference between the carrying amount and the fair value.  The carrying values of capital assets, including the costs of acquiring proved and probable reserves are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

Many of the exploration, development and production activities of the Trust are conducted jointly with others. These financial statements reflect only the Trust’s proportionate interest in such activities.

The Trust’s corporate assets are recorded at cost and are depreciated on a straight line basis at rates ranging from five percent to 33 percent.

c)

Asset retirement obligations  The Trust recognizes the fair value of an asset retirement obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made.  The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the property, plant and equipment.  The liability amount is increased each reporting period due to the passage of time, and the amount of accretion is charged to earnings in the period.  Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Trust’s earnings in the period in which the settlement occurs.

d)

Foreign currency translation  Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at year end while non-monetary assets and liabilities are translated at historical rates of exchange.  Revenues and expenses are translated at monthly average rates of exchange. Translation gains and losses are reflected in earnings in the period in which they arise.

e)

Financial instruments  The Trust uses financial instruments and non-financial derivatives, such as fixed-price commodity sales contracts requiring physical delivery of the underlying commodity, to manage the price risk attributable to anticipated sale of petroleum and natural gas production. The fair values of these financial instruments and non-financial derivatives are recorded as assets or liabilities on the Trust’s balance sheet, with changes in fair values from period to period being recorded as unrealized gains (losses) on financial instruments in PET’s statement of earnings (loss).

The net receipts or payments arising from financial instruments are recognized in earnings as realized gains/(losses) on financial instruments when paid or received; payments or receipts related to non-financial derivatives are included in revenues in the corresponding period.

f)

Income taxes  PET, and its principal operating entity POT, are taxable entities under the Income Tax Act (Canada) and are currently taxable only on income that is not distributed or distributable to the Unitholders.  Effective January 1, 2011, the Trust will no longer be able to deduct distributions to Unitholders in determining taxable income (see note 14).  The Administrator has no tax balances.

PET and its subsidiaries follow the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

g)

Incentive plans  PET has a Unit Incentive Plan and a Bonus Rights Plan as described in note 10.   Incentive Rights granted under the Unit Incentive Plan are accounted for using the fair-value based method and expensed over the estimated life of the Incentive Rights.  Upon the exercise of the rights, consideration received, together with the amount previously recognized in contributed surplus, is recorded as an increase to Unitholders’ capital.

Rights granted under the Bonus Rights Plan are charged to earnings in the period they vest, with a corresponding increase to contributed surplus for any vested but unexercised bonus rights.

h)

Measurement uncertainty  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The amounts recorded for depletion, depreciation and accretion are based on estimates prepared by PET’s independent reserves evaluators. The asset impairment test calculation is based on estimates of reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

i)

Revenue recognition  Revenue associated with the sale of natural gas, crude oil, and natural gas liquids are recognized when title passes from the Trust to its customers.

j)

Goodwill  Goodwill is recorded upon a corporate acquisition when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually, or more frequently, if necessary. Impairment is determined based on the fair value of the reporting entity compared to the carrying value of the reporting entity. Any impairment will be charged to earnings in the period in which the fair value of the reporting entity is below the carrying value.

k)

Gas over bitumen royalty adjustments The majority of royalty adjustments received are recorded as a liability as PET cannot determine if, when or to what extent the royalty adjustment may be repayable through incremental royalties if and when gas production recommences.  Therefore, these royalty adjustments will be included in earnings when such determination can be made.  For certain wells which have been sold to a third party, the Trust continues to receive the gas over bitumen royalty adjustments although the ownership of the natural gas reserves and responsibility for paying royalties on future production have been transferred to the buyer.  Adjustments received for these wells are recorded as revenue.

l)

Convertible debentures  The Trust’s convertible debentures are classified as debt with a portion of the proceeds allocated to equity representing the value of the conversion feature.  As the debentures are converted, a portion of debt and equity amounts are transferred to Unitholders’ capital.  The debt balance associated with the convertible debentures accretes over time to the amount owing on maturity and such increases in the debt balance are reflected as non-cash interest expense in the statement of earnings.  The convertible debentures are carried net of issue costs on the balance sheet.  The issue costs are amortized to earnings using the effective interest rate method.

m)

Marketable securities  Marketable securities consist of PET’s investment in Cordero Energy Inc. (see note 3). The Trust accounts for its marketable securities as financial assets held for trading. As such, the securities are marked to fair value at each balance sheet date using quoted market prices. Changes in the fair value of securities are charged to earnings in the period in which the change occurs.

n)

New accounting pronouncements  Two new Canadian accounting standards have been issued which will require additional disclosure in the Trust's financial statements commencing January 1, 2008 about the Trust's financial instruments as well as its capital and how it is managed.  The Trust is currently evaluating the impact of these new standards on its financial statement disclosures.

2.

CHANGE IN ACCOUNTING POLICY

On January 1, 2007, the PET adopted the new Canadian accounting standards for financial instruments.  Prior periods have not been restated.

At January 1, 2007, the following adjustments were made to the balance sheet to adopt the new standards:

Changes to balance sheet accounts	At January 1, 2007
Financial instrument asset – current	$ 25,768
Financial instrument asset – long term	4,764
Other assets	(5,419)
Increase in assets	$ 25,113

Convertible debentures	$ 5,224
Deficit	(30,337)
Increase in liabilities and reduction in deficit	$ (25,113)

a)

Financial instruments

The Trust uses financial instruments and non-financial derivatives, such as fixed-price commodity sales contracts requiring physical delivery of the underlying commodity, to manage the price risk attributable to anticipated sale of petroleum and natural gas production.

The Trust accounts for its commodity sales contracts requiring physical delivery as non-financial derivatives.  Prior to adoption of the new standards, physical receipt and delivery contracts did not fall within the scope of the definition of a financial instrument. Accordingly, the fair values of these financial instruments as at January 1, 2007 were recorded as an asset on the Trust’s balance sheet with an offsetting credit to deficit.  Changes in fair value of these financial instruments from January 1, 2007 to December 31, 2007 as well as changes in fair values of financial forward natural gas and foreign exchange contracts between January 1, 2007 and December 31, 2007 are recorded in earnings.  Financial forward natural gas and foreign exchange contracts have been accounted for as derivatives since January 1, 2006 and as such the changes in the fair value of these contracts have been recorded to earnings since that time.

b)

Convertible debenture issue costs

Costs related to the issuance of the Trust’s convertible debentures (see notes 3 and 8) are netted against the carrying value of the convertible debentures and amortized into earnings over the life of the convertible debentures using the effective interest rate method. Prior to January 1, 2007, transaction costs were recorded as deferred charges in other assets and recognized in net earnings on a straight-line basis over the life of the convertible debentures. On adoption, issue costs were adjusted to reflect the application of the effective interest rate method since the date of issue of the related convertible debentures.

3.

MARKETABLE SECURITIES AND OTHER ASSETS

At December 31, 2006 other assets comprised of $5.4 million in convertible debenture issue fees and an 11% interest in Sebring Energy Inc. (“Sebring”), a privately held oil and gas company.  In 2007 the convertible debentures issue fees were netted against convertible debentures on the Trust’s balance sheet in accordance with the change in accounting policy described in Note 2. PET acquired the interest in Sebring in January 2005 through the receipt of 4 million Sebring shares in exchange for certain oil and gas assets.  On July 20, 2007 Sebring was acquired by Cordero Energy Inc. (“Cordero”) a publicly traded oil and gas company on the basis of 1 share of Cordero for every 12.2 shares of Sebring held.  PET has classified the resulting investment in Cordero as a marketable security held for trading under current assets and, as such, has recorded the investment at its fair value of $1.1 million at December 31, 2007. The decrease in market value of the investment of $1.9 million for the year ended December 31, 2007 has been included in interest and other expense in the statement of earnings.

4.

PROPERTY, PLANT AND EQUIPMENT

	December 31, 2007	December 31, 2006
Petroleum and natural gas properties	$ 1,971,066	$ 1,426,035
Asset retirement costs	175,679	99,059
Corporate assets	2,617	17,287
	2,149,362	1,542,381
Accumulated depletion and depreciation	(1,052,024)	(842,528)
	$ 1,097,338	$ 699,853

Property, plant and equipment costs at December 31, 2007 included $142.9 million (December 31, 2006 - $80.9 million) currently not subject to depletion and $30.4 million (2006 - $19.5 million) of costs related to shut-in gas over bitumen reserves which are not being depleted due to the non-producing status of the wells in the affected properties.

On December 3, 2007 PET closed the sale of the office building it formerly occupied in downtown Calgary for gross proceeds of $35.8 million.  As a result, PET recorded a gain on sale of fixed assets of $22.0 million amounting to the difference between the carrying value and the purchase price of the building sold.  In conjunction with this transaction, PET also repaid the related mortgage on the office building.

5.

ACQUISITIONS

On June 26, 2007 PET closed the acquisition of a private oil and gas company and concurrent sale of certain net assets of the acquiree to a third party (the “Birchwavy Acquisition”) for cash consideration of $391.8 million, plus $17.6 million in respect of working capital and acquisition costs of $3.8 million.  The Birchwavy Acquisition was funded through the issuance of $250.5 million in subscription receipts which were converted into Trust Units upon closing of the acquisition (see note 9), $75.0 million in 6.5% convertible debentures (see note 8) and existing credit facilities.  The acquisition was accounted for using the purchase method of accounting. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.  The Trust has not yet finalized its determination of the assets acquired and the liabilities assumed, and therefore the purchase price and the allocation of such to the acquired assets and liabilities are subject to change.

Cash consideration	$ 391,800
Cash paid for net working capital	17,580
Acquisition costs	3,800
Cash consideration paid	$ 413,180

Property, plant and equipment	$ 449,014
Cash and cash equivalents	23,032
Accounts receivable	19,313
Other assets	2,026
Accounts payable and accrued liabilities	(24,364)
Asset retirement obligation	(55,841)
Cash consideration paid	$ 413,180

On April 30, 2007 the Trust closed the acquisition of producing petroleum and natural gas properties and assets in Northeast Alberta (the “Craigend/Radway/Stry Acquisition”) for an aggregate purchase price of $45.2 million.  The acquisition was financed through existing credit facilities.

On February 16, 2006 PET acquired a private Alberta company for consideration of $91.1 million in cash funded through the Trust’s existing credit facility.  The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

Property, plant and equipment	$ 94,004
Land	2,800
Working capital deficiency	(5,014)
Cash	551
Asset retirement obligation	(1,216)
Cash consideration paid	$ 91,125

6.

NON-CONTROLLING INTEREST

In August of 2006 PET completed an internal restructuring whereby certain assets (the “Severo Assets”) were transferred to Severo Energy Corporation (“Severo”), a private company, and a newly formed partnership, the Severo Energy Partnership (“Severo Partnership”).  In addition, PET provided a $10.5 million promissory note to Severo in exchange for additional common shares.

In consideration for the assets and the promissory note PET received 15,000,908 common shares of Severo priced at $2.00 per share and a 1% partnership interest in Severo Partnership which has subsequently been transferred back to Severo.  Concurrent with the transaction Severo completed a private placement at $2.00 per share to employees and consultants for proceeds of $2.0 million representing approximately 6 percent of the issued common shares of Severo. As of December 31, 2007 PET owned approximately 93 percent of Severo.

PET has nominated two representatives of the two person Board of Directors of Severo. Since the Trust has retained effective control of Severo, the results, assets and liabilities of this entity have been included in these financial statements. The non-PET ownership interests of Severo are shown as non-controlling interest.

7.

BANK DEBT

At December 31, 2007 PET had a revolving credit facility with a syndicate of Canadian chartered banks (the “Credit Facility”) with a borrowing base of $400 million consisting of a demand loan of $390 million and a working capital facility of $10 million.  The Trust’s lenders have completed their semi-annual borrowing base redetermination.  The review of the Trust’s natural gas reserves has resulted in a reconfirmation of the Trust’s borrowing base at $400 million through May 26, 2008.  Upon expiry of the revolving feature of the facility should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year.  In addition to amounts outstanding under the Credit Facility, PET has outstanding letters of credit in the amount of $4.38 million.  Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate.  The effective interest rate on outstanding amounts at December 31, 2007 was 5.65 percent.

8.

CONVERTIBLE DEBENTURES

The Trust’s 6.5 percent convertible unsecured subordinated debentures issued on June 20, 2007 (“6.5% Convertible Debentures”) mature on June 30, 2012, bear interest at 6.5 percent per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 6.5% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $14.20 per Trust Unit.

The Trust’s 6.25 percent convertible unsecured subordinated debentures issued on April 6, 2006 (“2006 6.25% Convertible Debentures”) mature on April 30, 2011, bear interest at 6.25 percent per annum paid semi-annually on April 30 and October 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2006 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $23.80 per Trust Unit.

The Trust’s 6.25 percent convertible unsecured subordinated debentures issued on April 26, 2005 (“2005 6.25% Convertible Debentures”) mature on June 30, 2010, bear interest at 6.25 percent per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2005 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $19.35 per Trust Unit.

The Trust’s 8 percent convertible unsecured subordinated debentures (“8% Convertible Debentures”) mature on September 30, 2009, bear interest at 8.0 percent per annum paid semi-annually on March 31 and September 30 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 8% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $14.20 per Trust Unit.

At the option of PET, the repayment of the principal amount of the convertible debentures may be settled in Trust Units.  The number of Trust Units to be issued upon redemption by PET will be calculated by dividing the principal by 95 percent of the weighted average trading price for ten trading days prior to the date of redemption.  The interest payable may also be settled with the issuance of sufficient Trust Units to satisfy the interest obligation.

At December 31, 2007, the Trust had $5.9 million in 8% Convertible Debentures outstanding with a fair market value of $5.8 million, $55.3 million in 2005 6.25% Convertible Debentures outstanding with a fair market value of $47.3 million, $100.0 million in 2006 6.25% Convertible Debentures outstanding with a fair market value of $83.0 million, and $75 million in 6.5% Convertible Debentures outstanding with a fair market value of $64.4 million.

	8% Series	2005 6.25% Series	2006 6.25% Series	6.5% Series
	Amount	Amount	Amount	Amount	Total Amount
Balance, December 31, 2005	7,354	57,534	-	-	64,888
April 6, 2006 Issuance	-	-	100,000	-	100,000
Portion allocated to equity	-	-	(4,059)	-	(4,059)
Accretion of non-cash interest expense	-	117	549	-	666
Converted into Trust Units	(1,488)	(2,613)	(3)	-	(4,104)
Balance, December 31, 2006	$ 5,866	$ 55,038	$ 96,487	-	$ 157,391
June 20, 2007 Issuance	-	-	-	75,000	75,000
Issue costs associated with issuance	-	-	-	(3,000)	(3,000)
Portion allocated to equity	-	-	-	(2,812)	(2,812)
Change in accounting policy (see note 2)	(112)	(1,436)	(3,676)	-	(5,224)
Accretion of non-cash interest expense	-	116	731	291	1,138
Amortization of debenture issue fees	47	436	863	320	1,666
Converted into Trust Units	-	-	(24)	-	(24)
Balance, December 31, 2007	$ 5,801	$ 54,154	$ 94,381	$ 69,799	$ 224,135

A reconciliation of the equity component of convertible debentures is provided below:

Balance, as at December 31, 2005	$ 490
Conversion of Trust Units	(22)
Equity component of 2006 6.25% Convertible Debentures	4,059
Balance, as at December 31, 2006	$ 4,527
Conversion of Trust Units	(1)
Equity component of 6.5% Convertible Debentures	2,812
Balance, as at December 31, 2007	$ 7,338

9.

UNITHOLDERS’ CAPITAL

a)    Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units.  No Special Voting Units have been issued to date.

b)    Issued and Outstanding

The following is a summary of changes in Unitholders’ capital:

	Number
Trust Units	Of Units	Amount
Balance, December 31, 2005	82,481,844	$ 769,210
Units issued pursuant to Unit Incentive Plan	299,875	2,211
Units issued pursuant to Bonus Rights Plan	24,615	488
Units issued pursuant to Distribution Reinvestment Plan	2,138,606	36,273
Units issued pursuant to conversion of debentures	241,071	4,126
Issue costs on convertible debentures converted to Trust Units	-	(134)
Balance, December 31, 2006	85,186,011	812,174
Units issued pursuant to Unit offering	20,450,000	250,513
Units issued pursuant to Unit Incentive Plan	244,500	1,665
Units issued pursuant to Bonus Rights Plan	981	12
Units issued pursuant to Distribution Reinvestment Plan	3,674,876	32,882
Units issued pursuant to conversion of debentures	1,050	25
Issue costs on convertible debentures converted to Trust Units	-	(1)
Trust Unit issue costs	-	(14,020)
Balance, December 31, 2007	109,557,418	$ 1,083,250

c)

Per Unit information

Basic earnings per Trust Unit are calculated using the weighted average number of Trust Units outstanding (2007 - 98,106,775; 2006 – 83,939,566). PET uses the treasury stock method for incentive and bonus rights in instances where market price exceeds exercise price thereby impacting the diluted calculations.  In computing diluted earnings (loss) per Trust Unit for the year ended December 31, 2007, nil net Trust Units were added to the weighted average number of Trust Units outstanding (2006 – nil net Trust Units) for the dilutive effect of incentive rights and convertible debentures.  In computing diluted earnings (loss) per Trust Unit 3,310,375 incentive rights, as well as 12,751,675 potentially issuable Trust Units through the 8% Convertible Debentures, 2005 and 2006 6.25% Convertible Debentures, and the 6.5% Convertible Debentures (see note 8), were excluded as the exercise and conversion prices were out of the money at December 31, 2007 (2006 – 341,875 incentive rights, 7,057,937 potentially issuable Trust Units through the 2005 and 2006 6.25% Convertible Debentures).

d)

Redemption Right

Unitholders may redeem their Trust Units at any time by delivering their Trust Unit certificates to the Trustee of PET. Unitholders have no rights with respect to the Trust Units tendered for redemption other than a right to receive the redemption amount.  The redemption amount per Trust Unit will be the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the ten day period after the Trust Units have been validly tendered for redemption and the "closing market price" of the Trust Units.

In the event that the aggregate redemption value of Trust Units tendered for redemption in a calendar month exceeds $100,000 and PET does not exercise its discretion to waive the $100,000 limit on monthly redemptions, PET will not use cash to pay the redemption amount for any of the Trust Units tendered for redemption in that month.  Instead, PET will pay the redemption amount for those Trust Units, subject to compliance with applicable laws including securities laws of all jurisdictions and the receipt of all applicable regulatory approvals, by the issuance of promissory notes of PET ("Notes") to the tendering Unitholders.

The Notes delivered as set out above will be unsecured and bear interest at a market rate of interest to be determined at the time of issuance by the Board of Directors based on the advice of an independent financial advisor. The interest will be payable monthly. The Notes will be subordinated and, in certain circumstances, postponed to all of PET’s indebtedness.  Subject to prepayment, the Notes will be due and payable five years after issuance.

10.

INCENTIVE PLANS

a)

Unit Incentive Plan

PET has adopted a Unit Incentive Plan (“Unit Incentive Plan”) which permits the Administrator's Board of Directors to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to its and affiliated entities' employees, officers, directors and other direct and indirect service providers.  The purpose of the Unit Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of PET's long-term performance and distributions.  The Administrator's Board of Directors will administer the Unit Incentive Plan and determine participants, numbers of Incentive Rights and terms of vesting.  The grant price of the Incentive Rights (“Grant Price") shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted.

Prior to June 30, 2007, the exercise price of the Incentive Rights (“Exercise Price”) was, subject to certain limitations, reduced by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its Unitholders after the date of grant which represented a return of more than 2.5 percent per quarter on PET’s consolidated net property, plant and equipment on its balance sheet at each calendar quarter end (“Base Return”). The Exercise Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit.    Effective June 30, 2007, the Base Return was reduced to nil in the formula for calculating Exercise Price reductions. As a result of the change the Trust recorded Trust Unit incentive expense of $0.5 million related to the increase in the amount of the quarterly reduction to the exercise prices at June 30, 2007.  The Incentive Rights are only dilutive to the calculation of earnings per Trust Unit if the exercise price is below the market price of the Trust Units. During the year ended December 31, 2007 the Trust recorded $4.3 million in Trust Unit compensation ($3.3 million for the year ended December 31, 2006).

At December 31, 2007 PET had 6.8 million Unit Incentive and Bonus Rights issued and outstanding relative to the 11.0 million (10 percent) of total Trust Units outstanding reserved under the Unit Incentive and the Bonus Rights Plans (see note 10 (b)).  As at December 31, 2007, 573,875 Incentive Rights granted under the Unit Incentive Plan had vested but were unexercised (211,375 as of December 31, 2006).

PET used the binomial lattice option pricing model to calculate the estimated fair value of the outstanding Incentive Rights issued on or after January 1, 2003.  The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

		Year of grant
	2007	2006
Distribution yield (%)	0.0 – 6.3	3.1 – 5.0
Expected volatility (%)	28.5 – 29.5	21.5 – 24.5
Risk-free interest rate (%)	3.86 – 4.65	3.79 – 4.40
Expected life of Incentive Rights (years)	3.75 – 4.5	3.75 – 4.5
Vesting period of Incentive Rights (years)	4.0	4.0
Contractual life of Incentive Rights (years)	5.0	5.0
Weighted average fair value per Incentive Right on the grant date	$ 1.82	$ 2.43

Incentive Rights	Average exercise price	Incentive Rights
Balance, December 31, 2005	$ 10.79	1,648,125
Granted	18.24	2,493,675
Exercised	1.13	(299,875)
Forfeited	12.79	(197,250)
Balance, December 31, 2006	14.60	3,644,675
Granted	6.97	3,661,875
Exercised	0.31	(244,500)
Forfeited	13.23	(371,175)
Balance, December 31, 2007	$ 11.02	6,690,875

The following summarizes information about Incentive Rights outstanding at December 31, 2007 assuming the reduced exercise price described above:

Range of exercise prices	Number outstanding at December 31, 2007	Weighted average contractual life (years)	Weighted average exercise price/Incentive Right	Number exercisable at December 31, 2007	Weighted average exercise price/Incentive Right
$4.89	50,000	0.9	$ 4.89	37,500	$ 4.89
$5.58 - $11.27	3,907,750	3.5	6.87	58,000	7.00
$11.61 - $15.68	1,974,000	2.7	13.00	336,375	12.93
$15.75 - $19.18	759,125	3.2	17.05	142,000	17.68
Total	6,690,875	3.1	$ 11.02	573,875	$12.98

A reconciliation of contributed surplus is provided below:

Balance, as at December 31, 2005	4,052
Bonus Rights adjustment	592
Trust Unit-based compensation expense	3,337
Transfer to Unitholders’ capital on exercise of Incentive Rights	(2,221)
Balance, as at December 31, 2006	5,760
Trust Unit-based compensation expense	4,287
Transfer to Unitholders’ capital on exercise of Incentive Rights	(1,590)
Transfer to Unitholders’ capital on exercise of Bonus Rights	(11)
Balance, as at December 31, 2007	$ 8,446

b)

Bonus Rights Plan

PET has implemented a bonus rights plan (“Bonus Rights Plan”) for certain officers, employees and direct and indirect service providers of the Administrator (“Service Providers”).  Rights to purchase Trust Units (“Bonus Rights”) granted under the Bonus Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding three years from the date upon which the Bonus Rights were granted.  The Bonus Rights vest over two years.  At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void.  Upon vesting, the plan participant is entitled to receive the vested units plus an additional number of Trust Units equal to the value of distributions on PET’s Trust Units as if the Trust Units were invested in PET’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) accrued since the grant date.

For the year ended December 31, 2007, $0.5 million in compensation expense was recorded in respect of the Bonus Rights granted (year ended December 31, 2006 - $0.2 million).

The following table shows changes in the Bonus Rights outstanding under the Bonus Rights Plan since inception:

Bonus Rights
Balance, December 31, 2005	26,709
Granted	34,647
Exercised	(24,615)
Forfeited	(5,338)
Additional grants for accrued distributions	6,402
Balance, December 31, 2006	37,805
Granted	45,668
Exercised	981
Forfeited	(1,193)
Additional grants for accrued distributions	10,158
Balance, December 31, 2007	93,419

11.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on PET’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities and the estimated timing of the costs to be incurred in future periods.  PET has estimated the net present value of its total asset retirement obligations to be $194.1 million as at December 31, 2007 based on an undiscounted total future liability of $366.2 million.  These payments are expected to be made over the next 25 years with the majority of costs incurred between 2015 and 2020.  PET used a credit adjusted risk free rate of 7.0% to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust’s asset retirement obligations:

	December 31, 2007	December 31, 2006
Obligation, beginning of year	$ 109,437	$ 94,276
Obligations incurred	11,212	9,856
Obligations acquired	65,408	1,213
Expenditures for obligations during the period	(2,597)	(3,095)
Accretion expense	10,672	7,187
	$ 194,132	$ 109,437

12.

FINANCIAL INSTRUMENTS

As disclosed in note 2, on January 1, 2007 the fair value of all outstanding forward physical natural gas contracts was recorded as an asset on the consolidated balance sheet with a corresponding credit to retained earnings.  Subsequent changes in fair value after January 1, 2007 of these financial instruments as well as all other forward financial natural gas contracts and forward foreign exchange contracts are recorded on the consolidated balance sheet with the associated unrealized gain or loss recognized in net earnings.  The estimated fair value of all financial instruments is based on quoted prices or, in their absence, third party market indications and forecasts.

	December 31, 2007	December 31, 2006
Financial instrument asset – current (1)	$ 18,447 $ 8,692	$ 21,355
Financial instrument asset – long term (2)	1,564	3,562
Net financial instrument asset	$ 20,011 $ 6,956	$ 24,917

(1) Financial instruments which will settle prior to January 1, 2009.

(2) Financial instruments which will settle after December 31, 2008.

Realized gains on financial instruments, including financial natural gas commodity contracts and foreign exchange price contracts, recognized in net earnings for year ended December 31, 2007 were $49.8 million (realized gain of $19.2 million was recorded for the year ended December 31, 2006).  Gains and losses recorded on forward physical natural gas contracts are not included in realized gains on financial instruments, but instead are included with natural gas revenues.

Natural gas commodity contracts

At December 31, 2007 the Trust had entered into financial and forward physical gas sales arrangements at AECO as follows:

Type of contract	PET sold/bought	Volumes at AECO (GJ/d)	Price ($/GJ)			Term
			Fixed	Floor	Ceiling
Physical	sold	12,500	$6.186	-	-	January 2008
Financial	sold	62,500	$7.346	-	-	January 2008 – March 2008
Financial	bought	(5,000)	$7.445	-	-	January 2008 – March 2008
Physical	sold	15,000	$7.759	-	-	January 2008 – March 2008
Physical	bought	(2,500)	$8.630	-	-	January 2008 – March 2008
Physical	sold	2,500	$7.450	-	-	January 2008 – December 2008
Physical	bought	(2,500)	$6.625	-	-	January 2008 – December 2008
Physical	sold	3,000	$6.385	-	-	February 2008
Financial	sold	55,000	$7.396	-	-	April 2008 – October 2008
Financial	sold	77,500	$7.701	-	-	November 2008 – March 2009
Financial	bought	(5,000)	$7.255	-	-	November 2008 – March 2009
Physical	sold	7,500	$8.360	-	-	November 2008 – March 2009
Financial	sold	5,000	-	$7.000	$8.000	November 2008 – March 2009
Financial	sold	10,000	$7.048	-	-	April 2009 – October 2009

At December 31, 2007 the Trust had entered into financial and forward physical gas sales arrangements at NYMEX as follows:

Type of contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	sold	27,500	$7.159	January 2008
Financial	bought	(27,500)	$7.111	January 2008
Financial	sold	5,000	$9.265	January 2008 – March 2008
Financial	bought	(5,000)	$9.178	January 2008 – March 2008
Financial	sold	37,500	$7.236	February 2008
Financial	bought	(10,000)	$7.118	February 2008
Financial	sold	10,000	$7.700	April 2008 – October 2008
Physical	sold	5,000	$6.683	April 2008 – October 2008
Financial	sold	2,500	$9.420	November 2008 – March 2009
Financial	bought	(2,500)	$9.260	November 2008 – March 2009

At December 31, 2007 the Trust had entered into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows.  The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount.

Type of contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Physical – basis	sold	2,500	$(1.230)	January 2008 – March 2008
Financial – basis	sold	5,000	$(0.975)	April 2008 – October 2008
Physical – basis	sold	37,500	$(0.969)	April 2008 – October 2008
Physical – basis	sold	17,500	$(0.445)	April 2010 – October 2010
Physical – basis	bought	(10,000)	$(0.710)	April 2010 – October 2010
Financial – basis	sold	15,000	$(0.547)	April 2011 – October 2011
Financial – basis	bought	(15,000)	$(0.550)	April 2011 – October 2011

At December 31, 2007 an unrealized loss of $35.4 million was recorded in the consolidated statement of earnings related to the change in fair value of financial and physical forward sales contracts from January 1, 2007 to December 31, 2007 (unrealized gain of $24.9 million was recorded at December 31, 2006).

13.

COMMITMENTS

a)

Operating Leases

As of December 31, 2007, the future minimum payments under office lease costs and related sublease recoveries under contractual agreements consisted of:

	Operating Leases	Sublease Income
2008	$ 2,922	$ (761)
2009	2,956	(773)
2010	2,912	(773)
2011	728	(193)
Total commitment	$9,518	$(2,500)

b)

Pipeline Commitments

The Trust has long-term commitments to pay for gas transportation on certain major pipeline systems in western Canada. As of December 31, 2007, the future minimum payments under pipeline commitments under contractual agreements consisted of:

Pipeline Commitments
2008	$ 9,253
2009	5,709
2010	3,190
2011	1,999
2012	1,870
After 2012	877
Total commitment	$22,898

14.

FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rate to PET’s earnings before income taxes. This difference results from the following items:

	2007	2006
Earnings (loss) before income taxes	$ (32,859)	$ (17,585)
Less non-taxable earnings (loss) of the Trust	(6,950)	23,443
Loss for tax purposes	(25,909)	(41,028)
Combined federal and provincial tax rate (%)	32.40	35.30
Computed income tax reduction	(8,394)	(14,482)
Increase (decrease) in income taxes resulting from:
Non-deductible Crown charges	-	467
Other	(1,924)	-
Resource allowance	-	10
Initial recognition of temporary differences of the Trust	(19,307)	-
Valuation allowance	23,954	11,649
Change in tax rate	5,671	2,356
	$ -	$ -

On June 12, 2007, Bill C-52 Budget Implementation Act, 2007 was substantively enacted by the Canadian federal government, which contains legislation to change the tax treatment of publicly traded trusts in Canada. As a result, a new 31.5 per cent tax will be applied to distributions from Canadian public income trusts effective January 1, 2011. On October 30, 2007, the Finance Minister announced a reduction of the corporate income tax rate from 22.1 percent to 15 percent by 2012. The reductions will be phased in between 2008 and 2012. Legislation enacting the measures received Royal Assent on December 14, 2007 and is therefore considered enacted for accounting purposes. The reduction in the general corporate tax rate will also apply to the taxation of trusts, reducing the combined federal and deemed Provincial tax rate for distributions to 28 per cent in 2012. PET has not recorded a future income tax liability at December 31, 2007, as temporary differences between book values and tax values of the Trust’s assets are scheduled to reverse prior to the tax being implemented on January 1, 2011.

The components of the Trust’s and its subsidiaries’ future income tax liabilities at December 31 are as follows:

	2007	2006
Oil and natural gas properties	$ 31,478	$ (1,924)
Asset retirement obligations	(53,934)	(3,355)
Non-capital losses	(18,567)	(12,608)
Valuation allowance	42,028	18,073
Other	(1,005)	(186)
	$ -	$ -

The petroleum and natural gas properties and facilities owned by the Trust have an approximate tax basis of $740.0 million ($571.6 million in 2006) available for future use as deductions from taxable income. Included in this tax basis are estimated non-capital loss carry forwards of $79.3 million ($66.8 million in 2006) that expire in the years 2010 through 2027.

15.

GAS OVER BITUMEN ROYALTY ADJUSTMENTS

On October 4, 2004 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the Alberta Energy and Utilities Board (the “AEUB”) as a result of recent bitumen conservation decisions.  Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable.  The incremental royalty will apply only to the pool or pools reinstated to production and will be established at one percent after the first year of shut-in increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of ten percent.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

At December 31, 2007 PET had received $77.6 million ($60.3 million at December 31, 2006) for cumulative gas over bitumen royalty adjustments to that date.  Of this amount, $18.0 million has been recorded as revenue to date and $59.6 million has been recorded on the Trust’s balance sheet.

In 2006 PET disposed of certain shut-in gas wells in the gas over bitumen area.  As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer.  As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility.  As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown.